Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, SVP Investor Relations, Tel: +4722544411

Date: 16.11.06

Trade subject to notification – Codfarmers ASA

Orkla ASA has today bought 45 000 shares in Codfarmers ASA. After this transaction, Orkla owns 780 000 shares, which represents 5,07% of the share capital.

